

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 4, 2011

Via Mail and Facsimile (852) 2199-8445

Lai Ni Quiaque
Chief Financial Officer
City Telecom (H.K.) Limited
12th Floor, Trans Asia Centre
No. 18 Kin Hong Street
Kwai Chung, New Territories
Hong Kong

> **Re: City Telecom (H.K.) Limited**
> **Form 20-F for the fiscal year ended August 31, 2010**
> **Filed December 17, 2010**
> **File No. 000-30354**

Dear Mr. Lai:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 12

The development of our Next Generation Network requires…, page 13

1. We note your disclosure here and in the Capital Expenditure section on page 42 that you expect to incur capital expenditures ranging from approximately HK$320 million and HK$350 million in 2011 on the continued expansion and upgrade of your network. We also note that you incurred total capital expenditures of approximately HK$344.8 million in fiscal 2010. Moreover, you state that your business is capital intensive and that you need to continue to devote substantial resources to infrastructure construction and upgrades to provide consistent and high quality services. In your future filings, please revise your disclosure regarding your capital expenditures to clarify amounts necessary to

maintain your Next Generation Network and amounts utilized to upgrade and expand your current network. In addition, please provide an estimate of the aggregate amount required to complete your planned upgrades and expansion and the expected timeline, to the extent possible.

Regulatory reforms and currently contemplated regulatory initiatives…, page 16

2. We note your disclosure that on April 1, 2008 the Telecommunications Authority implemented a new fixed-mobile convergence licensing practice, which seeks to replace the existing four classes of carrier licenses for the provision of fixed and mobile services with a single license, or UC License. In your future filings, please specify whether you have applied or intend to apply for a UC License.

Recent Development, page 20

3. We note your disclosure that on December 31, 2009, you submitted an application for a domestic free television program service license in Hong Kong to the Broadcasting Authority and, if granted, such license would allow you to provide free television program services in Hong Kong. We also note your disclosure that you expect to use a portion of the net proceeds from your offering of American depository shares in April 2010 to fund such services. In your future filings, please provide additional disclosure regarding this business opportunity and how, if granted, this license would affect your on-going operations, including a discussion of anticipated spending commitments and future revenues. With respect to future revenues, provide information about the expected timing of such revenues and any uncertainties surrounding your ability to generate these revenues. In addition, please disclose how restrictions on foreign ownership of a holder of a domestic free television program service license would impact you and your shareholders if you were to receive a domestic free television service license.

Organization Structure, page 32

4. We note that you operate a wholly-owned subsidiary, CTI Guangzhou Customer Services Co. Ltd., which is incorporated in the People's Republic of China. To the extent material, in your future filings, please provide a discussion of the restrictions imposed on wholly-foreign owned enterprises in the People's Republic of China. Please tell us supplementally the percentage of revenues contributed, or alternatively expenses generated, by CTI Guangzhou in your last completed fiscal year.

Exhibits, page 68

5. We note that you did not file any agreements as exhibits to your annual report. Pursuant to the instructions as to exhibits in Form 20-F, you are required to file certain exhibits as

part of your exchange act reports. For example, pursuant to instruction 3, you are required to file "[a]ny voting trust agreements and any amendments to those agreements." Please review the instructions as to exhibits in Form 20-F and file the required exhibits.

Note 13 Principal subsidiaries, page F-38

6. We note that four of your wholly-owned subsidiaries were not audited by KPMG. Please ask KPMG, your auditors, to tell us whether they are placing reliance on the work of the other auditor(s) or taking responsibility and opining on the financial statements of these subsidiaries. If they are placing reliance on the work of the other auditor(s), tell them to revise their opinion accordingly and amend the filing to include the report(s) of the other auditor(s). If your auditors are taking responsibility and opining on the financial statements of these subsidiaries, delete the related footnote (#).

Note 28 Barter transaction, page F-56

7. Please tell us the specific factors considered in concluding that the barter transaction was an "exchange of services of a similar nature and value." Refer to your basis in the accounting literature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Dean Suehiro, accountant, at (202) 551-3384 or Kyle Moffatt, accountant branch chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268, Kathleen Krebs, special counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director